EXHIBIT 8.1

List of subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Yi Xin International Investment Limited	British Virgin Islands
China Boya Education Group Co., Ltd.	Hong Kong
China Liberal (Beijing) Education Technology Co., Ltd.	PRC
China Liberal Fujian Education Technology Group Co., Ltd	PRC